UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _____________)*

Staffing 360 Solutions, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

095428108

(CUSIP Number)

Jackson Investment Group, LLC
2655 Northwinds Parkway
Alpharetta, GA 30009
Attention: Dennis J. Stockwell, General Counsel
770-643-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 095428108	13D	Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jackson Investment Group, LLC 20-5783109
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Georgia, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 4,955,577*
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 4,955,577*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,955,577*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.08%
14.	TYPE OF REPORTING PERSON (see instructions) OO

*Includes 3,150,000 shares which may be purchased upon exercise of that certain Warrant, dated January 26, 2017 between Jackson Investment Group, LLC and Staffing 360 Solutions, Inc. which is first exercisable on July 26, 2017.

CUSIP No. 095428108	13D	Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard L. Jackson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 4,955,577*
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 4,955,577*

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,955,577*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.08%
14.	TYPE OF REPORTING PERSON (see instructions) IN; HC

*Includes 3,150,000 shares which may be purchased upon exercise of that certain Warrant, dated January 26, 2017 between Jackson Investment Group, LLC and Staffing 360 Solutions, Inc. which is first exercisable on July 26, 2017.

CUSIP No. 095428108	13D	Page 4 of 7 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.00001 per share (“Common Stock”), of Staffing 360 Solutions, Inc., a Nevada corporation (the “Issuer”), beneficially owned by the reporting persons named herein (each, individually, a “Reporting Person” and, collectively, the “Reporting Persons”). The principal executive offices of the Issuer are located at 641 Lexington Avenue, 27th Floor, New York, NY 10022.

Item 2. Identity and Background.

(a) – (c) This Statement is being filed jointly by the following Reporting Persons:

(1)          Jackson Investment Group, LLC, is a Georgia limited liability company (“JIG LLC”). Its business is investing and originating loans for its own account and acting as a holding company for a number of operating companies engaged in health care staffing and related businesses. Its business address is 2655 Northwinds Parkway, Alpharetta, GA 30009.

(2)          Richard L. Jackson is a resident of the State of Georgia. His business address is 2655 Northwinds Parkway, Alpharetta, GA 30009. Mr. Jackson is the Chairman, Chief Executive Officer, President and sole manager of JIG LLC.

Certain information regarding the executive officers of JIG LLC, responsive to this Item 2 is set forth in Exhibit 99.1 attached hereto and incorporated herein.

(d)          During the last five years, neither of the Reporting Persons nor, to their knowledge, any of the persons identified in Exhibit 99.1 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, neither of the Reporting Persons nor, to their knowledge, any of the persons identified in Exhibit 99.1 has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          Richard L. Jackson and each of the persons identified in Exhibit 99.1 is a citizen of the United States of America.

Item 3. Source or Amount of Funds or Other Consideration.

JIG LLC acquired shares of Common Stock in various transactions and for various amounts of consideration as follows:

1.	155,577 shares of Common Stock through various open market purchases prior to November 30, 2016 for an aggregate purchase price of approximately $148,478; and

2.	On January 26, 2017, JIG LLC acquired:

(a) 1,650,000 shares of Common Stock as a commitment fee in connection with the acquisition by JIG LLC of a $7,400,000 subordinated secured note of the Issuer (the “Note”), for which 50% of the accrued interest thereon may be converted into shares of Common Stock at the sole election of JIG LLC prior to maturity, at a conversion price equal to $2.00 per share (subject to adjustment); and

(b) for no additional consideration, JIG LLC also acquired a warrant to purchase up to 3,150,000 shares of Common Stock at an exercise price of $1.35 per share which is first exercisable on July 26, 2017 (the “Warrant”).

The forms of the Note and Warrant are, respectively, Exhibits 99.2 and 99.3 hereto and are incorporated herein by reference.

The acquisitions of Common Stock, warrant and other rights, and the purchase of the note were funded by JIG LLC through use of its working capital funds. The source of those funds was distributions or loans from a subsidiary, Jackson Healthcare Staffing Holdings, LLC, a Georgia limited liability company. The subsidiary maintains a revolving credit facility with Bank of America, N.A., and borrows under that facility from time to time to fund some of the working capital needs of its parent, JIG LLC, through distributions and loans.

CUSIP No. 095428108	13D	Page 5 of 7 Pages

Item 4. Purpose of Transaction.

The purpose of the acquisition of the Common Stock and rights to purchase Common Stock was solely for investment.

The Reporting Persons have no plans or proposals which relate to or would result in any of the events described in (a) through (j) of Item 4, except as described herein and as follows. The Reporting Persons are continually reviewing their interest in the Issuer. Depending upon (u) the Issuer’s businesses, assets and prospects, (v) the contractual provisions, limitations and other terms of JIG LLC’s financing-related agreements with the Issuer, (w) other plans and requirements of the Reporting Persons, (x) general economic conditions and overall market conditions and the ability of the Reporting Persons to carry out transactions without liability under Section 16 of the Securities and Exchange Act, (y) the price at which shares of Common Stock are available (1) for purchase, including through private or public market offerings or pursuant to the purchase rights of the various derivative securities held by JIG LLC as reported herein, or (2) for sale, and (z) availability of alternative investment opportunities and the Reporting Persons’ investment strategy at the time, the Reporting Persons may seek to increase or decrease their holdings of Common Stock and may seek to engage in communications with management or the Board of Directors of the Issuer or with other stockholders of the Issuer concerning the Issuer’s businesses, prospects, operations, strategy, personnel, directors, ownership and capitalization and either individually or together with others may make proposals with respect to the Issuer that may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The following disclosure assumes 9,739,795 shares of Common Stock are outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 13, 2017.

(a)          Pursuant to Rule 13d-3 of the Securities Exchange Act, the Reporting Persons may be deemed to beneficially own 4,955,577 shares of Common Stock, which constitutes approximately 34.08% of the outstanding shares of Common Stock (assuming the exercise of the Warrant and other rights to acquire shares of Common Stock held by the Reporting Persons as contemplated in Rule 13d-3, excepting any Interest Conversion Shares). Of the shares deemed to be beneficially owned 3,150,000 are not outstanding but are subject to a right to be acquired by JIG LLC which is not exercisable until July 26, 2017. Richard L. Jackson disclaims beneficial ownership of all of the shares reported to be beneficially owned by him except to the extent of his pecuniary interest therein.

(b)          The Reporting Persons share the power to vote and direct the disposition of all 4,955,577 shares of Common Stock reported as being beneficially owned.

(c)          On January 26, 2017, JIG LLC acquired from the Issuer in a private transaction a $7,400,000 Note of the Issuer for cash in the face amount; fifty percent of the accrued interest on the Note can be converted into shares of Common Stock, at the sole election of JIG LLC prior to maturity, at a conversion price equal to $2.00 per share. In connection with the Note, JIG LLC received a warrant to purchase up to 3,150,000 shares of Common Stock commencing on July 26, 2017. The Note and the Warrant are more fully described in Items 3, 4 and 6. For its commitment to acquire the Issuer’s Note, JIG LLC received 1,650,000 shares of Common Stock.

(d)          No person other than the Reporting Persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock reported herein.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 4 and 5 and Exhibits 99.2 through 99.6 are incorporated herein.

On January 25, 2017, JIG LLC entered into a financing transaction (the “Financing”) pursuant to a Note and Warrant Purchase Agreement (the “Purchase Agreement”) by and between JIG LLC, the Issuer, and the following subsidiaries of the Issuer (the “Subsidiary Guarantors”): Faro Recruitment America, Inc., Monroe Staffing Services, LLC, Staffing 360 Solutions Limited, Longbridge Recruitment 360 Limited, The JM Group (IT Recruitment) Limited, PeopleSERVE, Inc., PeopleSERVE PRS, Inc. and Lighthouse Placement Services, Inc. The form of the Purchase Agreement is attached hereto as Exhibit 99.4 and is incorporated herein by reference.

On January 26, 2017 (the “Closing Date”) in accordance with the terms of the Purchase Agreement, the Issuer issued to JIG LLC for an aggregate purchase price of $7,400,000: (i) the Note in the aggregate principal amount of $7,400,000 which accrues interest at a

CUSIP No. 095428108	13D	Page 6 of 7 Pages

rate of six percent (6%) per annum and has a maturity date of July 25, 2018, (ii) a five-year Warrant to purchase up to 3,150,000 shares of the Company’s common stock, par value $0.00001 per share, at $1.35 per share and (iii) 1,650,000 shares of Common Stock (the “Commitment Fee Shares”) as a commitment fee in conjunction with the Financing. The Subsidiary Guarantors guaranteed to JIG LLC the prompt payment of the obligations of the Issuer owed to JIG LLC under the Purchase Agreement, including the repayment of the Note.

All accrued and unpaid interest on the Note is payable in full at maturity. The Note’s principal is not convertible into shares, however 50% of the accrued interest on the Note can be converted into shares of Common Stock, at the sole election of JIG LLC prior to maturity, at a conversion price equal to $2.00 per share (the “Interest Conversion Shares”). At any time during the term of the Note upon notice to JIG LLC, the Issuer may also, at its option, redeem all or some of the then outstanding principal of the Note by paying to JIG LLC an amount not less than $100,000 of the outstanding principal (and in multiples of $100,000), plus any accrued but unpaid interest and other amounts due under the Note.

In connection with the issuance of the Warrant, the Company and JIG LLC entered into a Warrant Agreement governing the terms of the Warrant which entitles JIG LLC to purchase up to 3,150,000 shares of Common Stock. The Warrant is first exercisable on the date six months from the Closing Date for a term of four and a half (4.5) years thereafter at an initial exercise price of $1.35 per share (subject to adjustment). The exercise price is subject to anti-dilution protection, including protection in circumstances where Common Stock is issued pursuant to the terms of certain existing convertible securities, provided that the exercise price shall not be adjusted below a price that is less than the consolidated closing bid price of the Common Stock as reported by the NASDAQ Stock Market on the business day immediately prior to the date of issuance, as more fully described in the Warrant Agreement. The Warrant must be exercised for cash, as there are no cashless conversion features in the Warrant. The form of the Warrant Agreement is attached hereto as Exhibit 99.5 and is incorporated herein by reference.

Under the Purchase Agreement, the Company is obligated to register the Interest Conversion Shares, the shares of Common Stock underlying the Warrant and the Commitment Fee Shares pursuant to a registration statement to be filed with the Securities and Exchange Commission no later than forty-five (45) days after the Closing Date.

On February 6, 2017, the Reporting Persons entered into a joint filing agreement in accordance with Rule 13d-1(k) under the Securities Exchange Act pursuant to which a Statement on Schedule 13D with respect to the Common Stock would be filed jointly by them. The Joint Filing Agreement is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1	Executive Officers of Jackson Investment Group, LLC

Exhibit 99.2	6% Subordinated Secured Note Due July 25, 2018, incorporated herein by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K for January 25, 2017 filed on January 31, 2017.

Exhibit 99.3	Form of Warrant of Staffing 360 Solutions, Inc., incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K for January 25, 2017 filed on January 31, 2017.

Exhibit 99.4	Note and Warrant Purchase Agreement dated January 25, 2017 by and among the Issuer, JIG LLC and the Subsidiary Guarantors, incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K for January 25, 2017 filed on January 31, 2017.

Exhibit 99.5	Form of Warrant Agreement, dated January 25, 2017, by and between the Issuer and JIG LLC, incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K for January 25, 2017 filed on January 31, 2017.

Exhibit 99.6	Joint Filing Agreement

CUSIP No. 095428108	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 2017

JACKSON INVESTMENT GROUP, LLC

By:	/s/ Richard L. Jackson
Richard L. Jackson, Chief Executive Officer

Date: February 6, 2017

/s/ Richard L. Jackson
Richard L. Jackson